FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2008

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3126 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
AUTHORIZED CAPITAL PUBLIC COMPANY
C.N.P.J. / M.F. no. 47.508.411/0001 -56

MINUTES OF THE BOARD OF DIRECTORS' MEETING
HELD ON APRIL 14, 2008

On the fourteenth day of April 2008 at 6:00 PM, at Company headquarters located on Avenida Brigadeiro Luiz Antonio, 3142, in the capital city of the State of São Paulo, the Board of Directors’ Members of COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO met after being convened by the Chairman, pursuant to the By-laws, and who presided the meeting and invited me, Marise Rieger Salzano, to act as secretary. To begin discussions, the President informed that this meeting was being held in order to examine the resignation submitted by Executive Officer Maria Aparecida Fonseca. To begin with, the Board Members examined the item contained in the agenda and unanimously resolved to accept the resignation submitted by the Human Resources Director, Maria Aparecida Fonseca. The President expressed his thanks in the Company’s name for the contributions made by Ms. Maria Aparecida Fonseca, which were no doubt essential for the development and growth achieved by this Company, making it increasingly more solid and progressive. The President informed that the office of Human Resources Director will remain vacant for future appointments. As there was nothing further to discuss, the meeting was adjourned in order to prepare these minutes. On being reconvened, these minutes were read and approved, and were signed by all those present. São Paulo, April 14, 2008. President – Abilio dos Santos Diniz; Marise Rieger Salzano – Secretary. Signatures: Abilio dos Santos Diniz, João Paulo Falleiros dos Santos Diniz, Ana Maria Falleiros dos Santos Diniz D’Avila, Pedro Paulo Falleiros dos Santos Diniz, Geyze Marchesi Diniz, Gerald Dinu Reiss, Maria Silvia Bastos Marques, Cândido Botelho Bracher, Fábio Schvartsman, Jean-Charles Henri Naouri, Hakim Laurent Aouani, Francis André Mauger, and Michel Alain Maurice Favre.

This is a free translation of the original document filed in the Company’s record.

Marise Rieger Salzano
Secretary

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: April 14, 2008	By: /s/ Enéas César Pestana Neto Name: Enéas César Pestana Neto Title: Administrative Director
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.